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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number  333-61714


(Check One)

[ ] Form 10-K and Form 10-KSB          [ ] Form 11-K

[ ] Form 20-F   [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

      For period ended     June 30, 2002

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended   N/A
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         Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant        Assure Energy, Inc.
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         Former name if applicable
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         Address of principal executive office        840 7th Avenue, Suite 1600
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         City, State and Zip Code      Calgary, Alberta T2P 3G2
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                                    PART II
                            RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

         Due to unanticipated delays in completing its unaudited financial statements for the quarterly period ended June 30, 2002, registrant has only recently provided such financial statements and related data to its independent accountants for review. Registrant expects its Form 10-QSB to be filed on or before August 19, 2002.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact with regard to this notification.

  Adam S. Gottbetter, Esq.         (212)                            983-6900
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                                (Area Code)                   (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes           [ ] No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

         On April 23, 2002 Registrant entered into an Acquisition Agreement with Assure Oil and Gas Corp., a Canadian corporation ("Assure") and the shareholders of Assure pursuant to which Registrant acquired Assure in a stock for stock transaction. For accounting purposes the transaction was accounted for as a purchase.

         On May 30, 2002, Assure entered into a purchase agreement with the shareholders of Westerra 2000, Inc. ("Westerra"). For accounting purposes this transaction was also accounted for as a purchase.

                               Assure Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.


Date: August 14, 2002

                                          By: /s/ James I. Golla
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                                              James I. Golla
                                              President



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